LSB Industries, Inc.

16 South Pennsylvania Avenue

Oklahoma City, Oklahoma 73107

October 24, 2016

By EDGAR

Edward M. Kelly

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	LSB Industries, Inc.

Registration Statement on Form S-1

File No. 333-212503

Ladies and Gentlemen:

On behalf of LSB Industries, Inc. (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 2:00 p.m. (Washington, D.C. time) on October 27, 2016, or as soon thereafter as practicable, unless the Company notifies you otherwise prior to such time. As requested by the Staff of the Securities and Exchange Commission (the “Commission”), the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LSB INDUSTRIES, INC.

By:	/s/ Michael J. Foster
Michael J. Foster
Senior Vice President, General Counsel and Secretary